MAIL STOP 3561

June 28, 2006

Mr. Albert Abdoulline
President
Victoria Industries, Inc.
551 Fifth Avenue, Suite 601
New York, NY 10017

> **Re: Victoria Industries, Inc.**
> **Form 10-KSB/A**
> **Filed April 13, 2006**
> **File No. 000-31683**

Dear Mr. Abdoulline:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB

Item 7 – Financial Statements

Audit Report

1. We note that the third paragraph of the audit report refers to the financial statements of Sunrise Energy Resources, Inc. rather than Victoria Industries, Inc. In addition, the reference at the bottom of each page to the accompanying notes being an integral

part of the financial statements should be deleted. Please discuss with your auditor and revise the report accordingly.

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition

2. We noted from your disclosure in Company Overview that you performed drop shipments, direct to customers from suppliers without trans-shipment through a warehouse. You also disclose that you are recording revenue on a gross basis for product sales. Please provide us with an analysis of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Your analysis should address each of the indicators discussed in the related technical guidance for both drop shipments from suppliers to customers and shipments from your warehouse to customers. Please advise or revise.

Note 19 – Risk Management Policies

3. Please revise your disclosure to clarify why Exintra is both a customer (receivable of $342,288 disclosed in Note 5 and sales of $398,489 disclosed in Note 13) and supplier (other liabilities of $314,821 disclosed in Note 14 and cost of sales of $723,336 disclosed in Note 19). Also, provide us with a copy of the Exintra commission agreement. File the agreement as a material contract exhibit in accordance with Item 601 of Regulation S-B, or tell us why you believe the agreement is not required to be filed.

4. We note that approximately 85% of your revenue was derived from a single customer. Please file the significant agreements with this customer as material contract exhibits in accordance with Item 601 of Regulation S-B, or tell us why you believe the agreements are not required to be filed. Similarly, please file the agreement(s) for the disposition described in Note 4.

Item 8A – Controls and Procedures

5. We note your disclosure that your management, including your Chief Executive Officer and Chief Financial Officer, concluded that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management,

including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Note that to the extent that your disclosure includes a definition of disclosure controls and procedures, the entire definition must be provided, and a clear conclusion regarding effectiveness with respect to each component must be made. See Exchange Act Rule 13a-15(e) and revise your disclosure accordingly.

6. Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B.

Form 10-QSB for the Period Ended March 31, 2006

7. Please amend the filing, as necessary, after considering the comments above with respect to the Form 10-KSB for the year ended December 31, 2005. Note that disclosure controls and procedures are defined in Exchange Act Rule 13a-15(e), not 13a-14(c).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies